

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2014

Via E-mail
Adam B. Remis
Chief Financial Officer
InnSuites Hospitality Trust
InnSuites Hotels Centre
1625 E. Northern Avenue
Suite 105
Phoenix, AZ 85020

     Re: InnSuites Hospitality Trust
               Form 10-K
               Filed May 1, 2013
               File No. 001-07062

Dear Mr. Remis:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Jennifer Gowetski

                            Jennifer Gowetski
                            Senior Counsel